EXHIBIT 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

Cambridge Antibody Technology

2)   Name of shareholder having a major interest

The Goldman Sachs Group Inc

3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs Securities (Nominees) Limited	102,404
The Depositary Trust Company, New York	2,700
Goldman Sachs Securities (Nominees) Limited	1,400
Goldman Sachs International (CREST a/c CREPTEMP)	1,124,332
Goldman Sachs JBWere Managed Funds Limited	88,300

5)   Number of shares/amount of stock acquired

not disclosed

6)   Percentage of issued class

3.22%

7)   Number of shares/amount of stock disposed

None

8)   Percentage of issued class

N/A

9)   Class of security

Ordinary 10 pence shares

10)  Date of transaction

11 February 2004

11)  Date company informed

17 February 2004

12)  Total holding following this notification

1,319,136

13)  Total percentage holding of issued class following this notification

3.22%

14)  Any additional information

None

15)  Name of contact and telephone number for queries

Justin Hoskins 01223 898589

16)  Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary
     Date of notification 17 February 2004